Exhibit 6.27

Contracting Agreement

This Contracting Agreement (this “Agreement”) is made between FullPAC, Inc. (the “Company”) and Trey Trawick (the “Contractor”, “you”). This Agreement sets forth the terms and conditions governing your role as an AI Consultant for the Company.

1. Effective Date

This contract will commence on April 10, 2026 (the “Effective Date”) and shall continue on a month-to-month basis until terminated by either party in accordance with Section 5.

2. Scope of Services

a.	As AI Consultant, the Contractor will provide the following (the “Services”):

i.	Advise on the Company’s overall artificial intelligence strategy, including adoption priorities, tooling decisions, and integration of emerging technologies such as digital assets and blockchain infrastructure.
ii.	Evaluate and improve internal workflows and operational processes, identifying opportunities to reduce friction and increase team efficiency through technology.
iii.	Design, develop, and deliver custom software tools and standalone applications intended to support internal teams and enhance organizational productivity.
iv.	Contribute to product strategy by providing direction on user interface and user experience standards, ensuring Company-developed and third-party tools reflect a cohesive, high-quality end-user experience.
v.	The Contractor shall exercise independent professional judgment in determining how best to fulfill the above objectives. Deliverables, priorities, and timelines shall be established collaboratively with the Company’s designated points of contact.

b.	Your primary points of contact for any collaborative undertakings or queries will be Dan Flowers, Chief Technology Officer, and Travis Trawick, Chief Executive Officer.

3. Compensation

a.	You will receive compensation of $5,000 USD per month for performance of the Services outlined in Section 2. The Company will issue payment for the initial month on May 1, 2026, with subsequent monthly payments occurring on the 1st of each following month.
b.	You are responsible for your own costs and expenses unless you receive prior written authorization from the Company that a specific expense will be reimbursed.
c.	You are not entitled to any additional benefits such as health insurance, unemployment, or workers’ compensation for services performed under this Agreement.

4. Hours of Work

As an independent contractor, you control the hours and methods by which Services are performed. The Company relies on you to put in the necessary number of hours to fulfill the requirements of this Agreement.

5. Agreement Term

a.	This Agreement shall operate on a month-to-month basis and will automatically renew at the start of each new month unless terminated or not renewed by either party.
b.	The Company may terminate or choose not to renew the Agreement at any time with at least seven (7) calendar days’ written notice to the Contractor.
c.	You may terminate or choose not to renew the Agreement by providing at least fourteen (14) calendar days’ written notice to the Company.
d.	Either party may terminate this Agreement immediately for cause if the other party materially breaches any term of the Agreement and fails to cure such breach within ten (10) days of receiving written notice specifying the nature of the breach.

6. Independent Contractor Status and Responsibilities

a.	You and the Company agree that the relationship established under this Agreement shall be that of client and independent contractor. You, or any of your agents or subcontractors, are not to be considered as employees or agents of the Company. You shall obtain the written consent of the Company prior to using any subcontractor and shall remain fully liable for their acts and omissions.
b.	Prior to any payment for Services, the Contractor must provide the Company with a completed and signed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).
c.	The Company will not withhold any taxes (including, but not limited to, income, Social Security, and Medicare taxes) from payments made to the Contractor. You are responsible for any and all income and employment taxes which are required by law to be paid for the Services performed. The Company will report all payments to the Contractor as required by law, including by issuing an IRS Form 1099-NEC. You agree to hold the Company harmless from any interest, taxes or penalties assessed against you by any tax authority or governmental agency as a result of your non-payment of any taxes on amounts paid to you under the terms of this Agreement.

7. Ownership of Work and Intellectual Property

a.	Work for Hire: All work products in connection with the Services, including inventions, designs, software, documentation, and other materials created by you during the term of this Agreement shall be considered “works made for hire” and shall be the sole and exclusive property of the Company.
b.	Assignment: The Contractor hereby assigns to the Company all right, title, and interest in and to any intellectual property created or developed by the Contractor within the scope of this Agreement. The Contractor agrees to execute any additional documents reasonably requested by the Company to confirm the Company’s ownership rights.

8. Confidentiality and Non-Disclosure

a.	Confidentiality Agreement: The Contractor agrees to execute a separate Non-Disclosure Agreement (“NDA”) prior to providing Services under this Agreement. The NDA shall outline the Contractor’s obligations to maintain the confidentiality of the Company’s proprietary information.
b.	No Conflicting Obligations: The Contractor represents and warrants that their performance under this Agreement does not and will not violate any existing agreements with other parties. The Contractor shall not utilize any confidential or proprietary information of any former employer, client, or third party in the performance of Services for the Company.

9. Severability

a.	If any term of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms herein will remain in full force and effect and will in no way be affected, and the parties will use their best efforts to find an alternative way to achieve the same result.

10. Governing Law

a.	This Agreement and the relationship between you and the Company will be governed by the laws of the Commonwealth of Virginia, without giving effect to any choice or conflict of law provision or rule whether of the Commonwealth of Virginia or any other jurisdiction.

11. Dispute Resolution

a.	You and the Company mutually agree that any and all disputes or claims arising out of this Agreement, including the interpretation and enforcement thereof, shall be submitted to final, binding, and confidential arbitration, on an individual basis only and not in any collective or class proceeding, in the Commonwealth of Virginia in accordance with the then prevailing Commercial Arbitration Rules of the American Arbitration Association. The arbitrator’s award shall be binding and may be entered as a judgment in any court of competent jurisdiction. To the extent you have in any manner violated or threatened to violate the Company’s intellectual property rights, the Company may seek injunctive or other appropriate relief in any court of competent jurisdiction and you consent to jurisdiction and venue in such courts.

12. Indemnification

a.	You agree to indemnify and hold the Company, its directors, officers, employees, and affiliates harmless from any claims, damages, liabilities, or expenses arising out of or in connection with your performance of Services under this Agreement, except to the extent caused by the Company’s gross negligence or willful misconduct.

Acknowledgment and Acceptance

By signing below, each party acknowledges and fully agrees to the terms and conditions in this Agreement, effective as of the date set forth above:

FullPAC, Inc.

By:	/s/ Isaac Dietrich
Name:	Isaac Dietrich
Title:	Chief Financial Officer

Contractor

/s/ Trey Trawick
Trey Trawick

Address: [Personal address omitted]